EXHIBIT 99.1

Almaden Responds to Court Submissions by Mexico’s Ministry of Economy to Deny Twenty Year-Old Ixtaca Mineral Title Applications

VANCOUVER, British Columbia, Feb. 22, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) wishes to advise stakeholders that it has recently learnt that Mexico’s Ministry of the Economy (“Economia”) has made a submission to the second district court in Puebla State (the “District Court”) to deny the two mineral title applications which were first made by Almaden in 2002 and 2008, and which in turn led to the grant of mineral titles in 2003 and 2009, respectively. These mineral titles underpin the Ixtaca deposit which was discovered by Almaden in 2010. As previously reported, these mineral titles were reduced to application status as a result of an early 2022 decision of Mexico’s Supreme Court of Justice (“SCJN”). The District Court is implementing the SCJN decision.

Almaden believes that this action by Economia is inconsistent with the Mexican Mining Law, the SCJN decision, and international law. The Company expects to submit arguments challenging Economia’s submissions to the District Court within the next few days. Further legal action is currently being studied.

By way of background, Almaden’s mineral claims covering the Ixtaca project were used as the basis of a lawsuit by a third party against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional. In February, 2022, the SCJN ruled that Mexico’s mineral title law is constitutional, but that before issuing Almaden’s mineral titles in 2003 and 2009, Economia should have provided for a consultation procedure with relevant indigenous communities.

In April, 2022, the SCJN provided additional detail regarding the procedures required to be followed by the Mexican government in the performance of indigenous consultation prior to the grant of mineral claims. The SCJN also clarified that the Company’s original claim applications were submitted pursuant to the legal framework in force at the time and that Almaden’s mineral rights at the Ixtaca project were safeguarded while the mining authorities comply with the SCJN decision.

In July 2022, the Company announced that, as required by the SCJN, Economia had notified Almaden that the Company’s mineral titles relating to the Ixtaca project were “ineffective”. The Company understood this to mean that the mineral title reverted to application status, and that these applications preserve the mineral rights for Almaden but do not allow the Company to engage in exploration, until such time as Economia completes its court-ordered indigenous consultation in the area covered by the mineral title applications.

The Company has now received notice that Economia has reviewed the original claim applications on file and resolved, despite acting to the contrary in 2003 and 2009, that the applications contain technical faults which preclude the grant of the mineral claims. Economia is therefore seeking to deny the grant of the mineral claims prior to engaging in the indigenous consultation ordered by the SCJN. Economia’s resolution has not yet been accepted by the District Court.

Almaden will continue to support the indigenous consultation mandated by the SCJN and assert its rights as appropriate.

Duane Poliquin, Chair of Almaden, stated, “It is stunning that up to twenty years after initially granting the claims on the basis of the original applications, Economia has now changed its mind and decided that those same applications are insufficient and do not support the award of the mineral titles. The Government of Mexico has received over CAD$2.3 million in claim taxes and overseen approximately CAD$60 million in investment since the mineral titles were originally granted. This effort by Economia is a stark warning to all those who value a predictable and stable mineral tenure regime in Mexico.”

Duane Poliquin continued, “We can accept that tenure systems evolve and that Mexico needed to redress the harms it has caused to Mexican indigenous communities and peoples, by not properly implementing ILO 169 and guaranteeing their human right to free, prior, and informed consultation. However, this decision by Economia attempts to pre-empt the indigenous consultation ordered by the SCJN, which Almaden is confident will allow the principal host communities to express their strong support for the project.”

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”_____
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the decision of the District Court in respect of the submissions of Economia that the court deny Almaden’s 2002 and 2008 mineral title applications, any further legal action by Almaden, completion of indigenous consultation by Economia and community support for the Ixtaca project.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/